September 28, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

U.S.A.

Dear Ladies and Gentlemen:

We are the former independent auditors for Quantum Ventures, Inc. (the “Company”).  We have read the Company’s disclosure in the section “Changes In and Disagreements With Accountants on Accounting and Financial Disclosure” as included in the Company’s SB-2/A Amendment Number 7 dated September 21, 2006 and are in agreement with the disclosure in that section, insofar as it pertains to our firm.  We have no basis to agree or disagree with other statements of the Company contained in that section or elsewhere in the SB-2/A, as referred to above.

Yours very truly,

“Amisano Hanson”

AMISANO HANSON